                                                                    EXHIBIT 12


                         Abbott Laboratories and Subsidiaries

                  CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                     (Unaudited)

                         (Millions of Dollars Except Ratios)



                                                            YEAR ENDED DECEMBER 31
                                              ----------------------------------------------
                                               1996      1995      1994      1993      1992
                                              ------     -----     -----     -----     -----
Net Earnings..........................        $1,882     $1,689    $1,517    $1,399    $1,239

Add (Deduct):
Income Taxes..........................           788        706       650       544       500
Capitalized Interest Cost, Net of
Amortization..........................            (4)        (7)       (7)       (6)      (14)
Equity in Earnings of 20%-49% Owned
Companies, Less Dividends Received....                         2       ...        (1)      ...
Minority Interest.....................              16        18        12        13         7
                                                ------     -----     -----     -----     -----
Net Earnings as Adjusted..............          $2,682    $2,408    $2,172    $1,949    $1,732
                                                ------     -----     -----     -----     -----

Fixed Charges:
Interest on Long-term and
Short-term Debt.......................          $   95    $  70     $  50     $   54    $   53
Capitalized Interest Cost.............              16       19        18         16        24
Rental Expense Representative
of an Interest Factor.................              26        26        26        26        25
                                                ------     -----     -----     -----     -----

Total Fixed Charges...................          $  137    $  115    $   94    $   96    $  102
                                                ------     -----     -----     -----     -----



Total Adjusted Earnings Available for
Payment of Fixed Charges..............          $2,819    $2,523    $2,266    $2,045    $1,834
                                                ======    ======    ======    ======    ======


Ratio of Earnings to Fixed Charges....            20.6      21.9      24.1      21.3      18.0
                                                ======    ======    ======    ======    ======


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NOTE:    For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting net earnings for taxes on earnings; interest expense;
capitalized interest cost, net of amortization; minority interest; and the portion of rentals representative of the interest factor, (ii) the Company considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.